Exhibit 16

January 4, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K/A of Nitches, Inc., to be filed with the Securities and Exchange Commission on January 4, 2008, and are in agreement with the statements contained in the first sentence of the first paragraph and in the second, third, fourth, fifth and sixth paragraphs under Item 4.01 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the deficiency in internal controls included in the fifth paragraph under Item 4.01 on page 2 therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s 2007 consolidated financial statements.

J.H. Cohn LLP